CHANGES IN SECURITY FOR DEBT  EX-99.77F

As disclosed in Note 7 of the Financial Statement, the Fund has a note payable to an to an officer of an affiliate that allows semi-annual interest payments to be made in shares of the Fund. During the six months ended September 30, 2002, the Fund owed 22,183 shares as payment of $37,001 of interest accrued.